UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 3

to

ANNUAL REPORT

of

JAPAN FINANCE CORPORATION

(Name of Registrant)

Date of end of last fiscal year: †

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Toru Odaka

Representative Office in New York

Japan Bank for International Cooperation,

the international arm of Japan Finance Corporation

712 Fifth Avenue, 26th Floor

New York, New York 10019

Copies to:

Garth W. Bray, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York

United States 10004-2498

*	The registrant is filing this annual report on a voluntary basis.
†	The registrant was established on October 1, 2008. Its first fiscal period is the six-month period ending March 31, 2009.

The Annual Report on Form 18-K of Japan Finance Corporation (“JFC”), filed on June 17, 2009, as amended by (i) Amendment No. 1, filed on October 2, 2009, (ii) Amendment No. 2, filed on October 28, 2009, and (iii) this Amendment No. 3, is intended to be incorporated by reference into Registration Statement No. 333-157296 of the Registrant and Japan filed on February 13, 2009.

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number	Description

1.	“Recent Developments” dated January 25, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 25th day of January 2010.

JAPAN FINANCE CORPORATION

By	/s/ Toru Odaka
Toru Odaka Chief Representative Representative Office in New York